Petrobras Announces Receipt of Tenders and Acceptance for Exchange of $399.1 Million
Aggregate Principal Amount of Old Notes for New Notes in the Previously Announced
Exchange Offers by Petrobras International Finance Company

RIO DE JANEIRO, Brazil, February 5, 2007 – Petróleo Brasileiro S.A. (NYSE: PBR; Petrobras) and its wholly owned subsidiary Petrobras International Finance Company (PIFCo), in connection with the previously announced offer to exchange five series of notes (Old Notes) for new notes (Reopening Notes) and a cash amount, announced that PIFCo has received tenders of approximately $399.1 million aggregate principal amount of Old Notes. Pursuant to the terms of the exchange offer, PIFCo has accepted the entire principal amount of Old Notes tendered for settlement. Settlement is expected to occur on February 7, 2007 (Settlement Date).

Specifically, PIFCo accepted tenders of approximately: $7.8 million principal amount of the 12.375% Global Step-Up Notes due 2008; $14.0 million principal amount of 9.875% Senior Notes due 2008; $51.0 million principal amount of the 9.75% Senior Notes due 2011; $124.1 million principal amount of the 9.125% Global Notes due 2013 and $202.1 million principal amount of the 7.750% Global Notes due 2014.

On the Settlement Date, PIFCo will issue approximately $399.1 million principal amount of the Reopening Notes, which constitute a further issuance of, and form a single fungible series with, PIFCo’s 6.125% Global Notes due 2016 that were issued on October 6, 2006. There will be approximately $899.1 million principal amount of total outstanding 6.125% Global Notes due 2016 once the Reopening Notes have been issued.

The exchange offers expired at 12:00 midnight, New York City time, on February 2, 2007. The terms of the exchange offers are further described in the applicable prospectus dated January 4, 2007 (Prospectus).

PIFCo has retained Morgan Stanley & Co., Incorporated and UBS Securities LLC to act as dealer managers for the offers, The Bank of New York to act as exchange agent for the offers, The Bank of New York (Luxembourg) S.A. to serve as Luxembourg agent for the offers and D.F. King & Co., Inc. to act as information agent for the offers.

Requests for documents (including the Prospectus) may be directed to D.F. King & Co., Inc. by telephone at (212) 269-5550 for banks and brokers or at (800) 859-8508 for all others, or in writing at 48 Wall Street, 22nd Floor, New York, New York 10005.

Questions regarding the offers may be directed to Morgan Stanley & Co., Incorporated at (800) 624-1800 (in the United States) or (212) 761-1864 (outside the United States) and UBS Securities LLC at (888) 722-9555, ext. 4210 (in the United States) or (203) 719-4210 (outside the United States).

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offers are being made solely by the Prospectus and related letter of transmittal. The offers shall not be made in any such jurisdiction in which they are not permitted to be made under applicable law.